# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST TRUST EXCHANGE-TRADED FUND VIII, CIK 0001667919
CUSIP: 33740U315
Title of class of securities: FT Vest U.S. Equity Dual Directional Buffer ETF
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 07/06/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000716851-26-000012
Filed by CIK 0000716851

## Reporting persons
- MONEY CONCEPTS CAPITAL CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 1,928; shared dispositive power 0; aggregate amount beneficially owned 1,928 (0.01% of the class)

## Item 1. Issuer
Name of issuer: FIRST TRUST EXCHANGE-TRADED FUND VIII
Address of issuer's principal executive offices:
120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, ILLINOIS
60187

## Item 2. Person Filing
Name of person filing: MONEY CONCEPTS CAPITAL CORP
Address of principal business office or, if none, residence:
11440 NORTH JOG ROAD
PALM BEACH GARDENS, Florida
33418-3764
Citizenship: MONEY CONCEPTS CAPITAL CORP - FLORIDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,928
Percent of class: 0.01
Sole power to vote or to direct the vote: MONEY CONCEPTS CAPITAL CORP - 0
Shared power to vote or to direct the vote: MONEY CONCEPTS CAPITAL CORP - 0
Sole power to dispose or to direct the disposition: MONEY CONCEPTS CAPITAL CORP - 1,928
Shared power to dispose or to direct the disposition: MONEY CONCEPTS CAPITAL CORP - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MONEY CONCEPTS CAPITAL CORP: /s/ Mary Therese Walsh, Mary Therese Walsh CCO (11/13/2026)